FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F

 X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

"Thomas W. Beattie"

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

September 9, 2004

FORM:1 Company Name: SOUTHWESTERN RESOURCES CORP.		Stock Symbol: SWG-T

	Issued and Outstanding Share Summary	# of Shares	Balance
	Issued and Outstanding - Opening Balance*		42,446,174
ADD:	Stock Options Exercised		300,000
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		42,746,174

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				250,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Aug.9/04	Daniel G. Innes	Aug.9/94	2.50	250,000

			SUBTOTAL	(250,000)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding - Pre Plan — Closing Balance	0

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,653,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Aug9/04	W. David Black	Aug.8/09	$10	75,000

				SUBTOTAL	75,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Aug.6/04	John Fleming	Aug.16/99	$2.20	50,000

			SUBTOTAL	(50,000)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding - Post Plan — Closing Balance		2,678,000
	Stock Option Outstanding - Closing Balance - Grand Total		2,678,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,982,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(300,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,682,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			579,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(75,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			504,000

All information reported in this Form is for the month of August 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	September 9, 2004

SOUTHWESTERN APPOINTS NEW CHAIR OF THE BOARD

August 3, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Mr. W. David Black as Chair of the Board of Directors, following the retirement by Mr. George H. Plewes.

Mr. Black, who is Associate Counsel with the law firm DuMoulin Black in Vancouver, B.C., has been a director of Southwestern since 2000. John Paterson, President of the Company said "David Black has a long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.  Southwestern will benefit greatly from the business acumen he brings to the role of non-executive Chair."

Mr. Paterson commented that, "As one of the founders of Southwestern, George has worked tirelessly over the past 14 years to ensure the financial health of our Company and keep in constant contact with our investors.  The board and management look forward to a continuous working relationship with George as financial consultant to the Company".

The Board of Directors and management wish to thank Mr. Plewes for his insightful guidance and dedication to the Company since its inception and are pleased that he will continue to contribute to the Company's success in his capacity as a consulting financial advisor.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Boka Gold Project in China and Liam Gold-Silver Project in Peru.  The Company has a number of other significant projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN TO ADD MORE DRILLS AT BOKA GOLD PROJECT, CHINA

August 4, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) announced today that an additional 10,000 metre diamond drill contract for its Boka Gold Project, China has been let to Yunnan Bradley Drilling Limited, a subsidiary of Bradley Bros. Drilling Limited of Canada.

Yunnan Bradley Drilling Limited was established to provide diamond drilling services in China and recently obtained a business license as a wholly foreign owned enterprise to operate in Yunnan Province.  Office and warehouse facilities have been established in Kunming and local staff have been hired and are in place.  In conjunction with obtaining a business license, two Boart Longyear LF90 drills complete with drilling supplies have been purchased, assembled, tested and are currently en route to Kunming.  Bradley has also appointed a general manager with 25 years of international drilling experience to relocate to Kunming.

Initially two new Longyear LF90 drills will be delivered to the Boka Gold Project and are expected by Bradley to be operational by early September.  Southwestern also has an option with Bradley for a third Longyear LF90 drill to be delivered before the end of the year.

With the existing Edco and Huafeng drills presently on site, the addition of the Bradley drills will allow the Company to expand the scope of drilling at Boka to 40,000 metres.  The LF90 drills are the most modern diamond drills available and will allow deeper target penetration and increase the flow of information from the Project.

Bradley Bros. Drilling is an international diamond drilling company celebrating its 60th anniversary serving the mining and exploration industry.  Southwestern and related companies have been using the services of Bradley Bros. successfully on a number of projects in South America and Canada, and Southwestern looks forward to a long and successful relationship with Bradley in China.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka Gold Project in China and Liam Gold-Silver Project in Peru.  The Company has a number of other significant projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FURTHER POSITIVE DRILL RESULTS

BOKA 1 SOUTH GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

August 16, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further six drill holes from the Boka Gold Project in Yunnan Province, China.  At present, work is concentrating on the Boka 1 Gold Zone where a 100 metre by 50 metre spaced drilling program is in progress.  Five diamond rigs are operating on the Property with an additional two Longyear L90 North American rigs anticipated to start drilling in September.  Ongoing exploration within the 163 square kilometre Project area includes soil sampling, trenching, tunnel sampling, geological mapping and geophysics.  Results from an intensive sampling program at the Boka 7 Lower Zone are being compiled in preparation for a fall drill program.

Results have been received for drillholes B04-36, B04-37, B04-38, B04-39, B04-40, and B04-41.  All holes were drilled at the Boka 1 South Gold Zone with the exception of B04-40, which was drilled at Boka 7.

Assay results for the holes are listed in the following table. For drillhole locations, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B04-36	117.00	150.45	33.45	3.00	Sulphide quartz-carbonate stockworks
including	124.30	138.10	13.80	5.20

	222.80	257.90	35.10	1.40

	287.10	312.70	25.60	1.80
including	287.10	298.30	11.20	2.70

B04-37	16.00	54.00	38.00	4.30	Quartz-carbonate stockworks
including	22.10	31.40	9.30	7.40

B04-38	65.40	117.20	51.80	2.10	Quartz-carbonate stockworks
including	73.40	84.90	11.50	5.30

B04-39	96.90	121.70	24.80	3.20	Quartz-carbonate stockworks

	135.30	158.30	23.00	2.40

B04-40	132.20	164.80	32.60	2.60	Quartz veins
including	132.20	140.30	8.10	4.80

B04-41	235.60	276.40	40.80	1.30	Sulphide quartz-carbonate stockworks
including	252.30	266.50	14.20	2.90

Drilling at Boka 1 South continues to show good continuity of gold mineralization downdip. The majority of the holes drilled are within the southern portion of this gold zone and starting in September drilling will focus on the northern portion of the Boka 1 South Gold Zone and at the Boka 1 North Gold Zone.

The Boka Gold mineralization is hosted by carbonaceous shales within various zones on the Property and associated with quartz-sulphide-carbonate stockworks, quartz veins, massive carbonate replacement zones and massive sulphides.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM-and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the "Issuer")

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 1, 2004

ITEM 3.

PRESS RELEASE

Issued August 3, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced today the appointment of Mr. W. David Black as Chair of the Board of Directors, following the retirement by Mr. George H. Plewes.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact: Thomas W. Beattie, V.P., Corporate Development
Telephone: (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 3rd day of August, 2004.

SOUTHWESTERN APPOINTS NEW CHAIR OF THE BOARD

August 3, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Mr. W. David Black as Chair of the Board of Directors, following the retirement by Mr. George H. Plewes.

Mr. Black, who is Associate Counsel with the law firm DuMoulin Black in Vancouver, B.C., has been a director of Southwestern since 2000. John Paterson, President of the Company said "David Black has a long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.  Southwestern will benefit greatly from the business acumen he brings to the role of non-executive Chair."

Mr. Paterson commented that, "As one of the founders of Southwestern, George has worked tirelessly over the past 14 years to ensure the financial health of our Company and keep in constant contact with our investors.  The board and management look forward to a continuous working relationship with George as financial consultant to the Company".

The Board of Directors and management wish to thank Mr. Plewes for his insightful guidance and dedication to the Company since its inception and are pleased that he will continue to contribute to the Company's success in his capacity as a consulting financial advisor.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Boka Gold Project in China and Liam Gold-Silver Project in Peru.  The Company has a number of other significant projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the "Issuer")

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 3, 2004

ITEM 3.

PRESS RELEASE

Issued August 4, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced today that an additional 10,000 metre diamond drill contract for its Boka Gold Project, China has been let to Yunnan Bradley Drilling Limited, a subsidiary of Bradley Bros. Drilling Limited of Canada.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact: Thomas W. Beattie, V.P., Corporate Development
Telephone: (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 4th day of August, 2004.

SOUTHWESTERN TO ADD MORE DRILLS AT BOKA GOLD PROJECT, CHINA

August 4, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) announced today that an additional 10,000 metre diamond drill contract for its Boka Gold Project, China has been let to Yunnan Bradley Drilling Limited, a subsidiary of Bradley Bros. Drilling Limited of Canada.

Yunnan Bradley Drilling Limited was established to provide diamond drilling services in China and recently obtained a business license as a wholly foreign owned enterprise to operate in Yunnan Province.  Office and warehouse facilities have been established in Kunming and local staff have been hired and are in place.  In conjunction with obtaining a business license, two Boart Longyear LF90 drills complete with drilling supplies have been purchased, assembled, tested and are currently en route to Kunming.  Bradley has also appointed a general manager with 25 years of international drilling experience to relocate to Kunming.

Initially two new Longyear LF90 drills will be delivered to the Boka Gold Project and are expected by Bradley to be operational by early September.  Southwestern also has an option with Bradley for a third Longyear LF90 drill to be delivered before the end of the year.

With the existing Edco and Huafeng drills presently on site, the addition of the Bradley drills will allow the Company to expand the scope of drilling at Boka to 40,000 metres.  The LF90 drills are the most modern diamond drills available and will allow deeper target penetration and increase the flow of information from the Project.

Bradley Bros. Drilling is an international diamond drilling company celebrating its 60th anniversary serving the mining and exploration industry.  Southwestern and related companies have been using the services of Bradley Bros. successfully on a number of projects in South America and Canada, and Southwestern looks forward to a long and successful relationship with Bradley in China.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka Gold Project in China and Liam Gold-Silver Project in Peru.  The Company has a number of other significant projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the "Issuer")

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 16, 2004

ITEM 3.

PRESS RELEASE

Issued August 16, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that results have been received for a further six drill holes from the Boka Gold Project in Yunnan Province, China.  At present, work is concentrating on the Boka 1 Gold Zone where a 100 metre by 50 metre spaced drilling program is in progress.  Five diamond rigs are operating on the Property with an additional two Longyear L90 North American rigs anticipated to start drilling in September.  Ongoing exploration within the 163 square kilometre Project area includes soil sampling, trenching, tunnel sampling, geological mapping and geophysics.  Results from an intensive sampling program at the Boka 7 Lower Zone are being compiled in preparation for a fall drill program.

Results have been received for drillholes B04-36, B04-37, B04-38, B04-39, B04-40, and B04-41.  All holes were drilled at the Boka 1 South Gold Zone with the exception of B04-40, which was drilled at Boka 7.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact: Thomas W. Beattie, V.P., Corporate Development
Telephone: (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 16th day of August, 2004.

FURTHER POSITIVE DRILL RESULTS

BOKA 1 SOUTH GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

August 16, 2004

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further six drill holes from the Boka Gold Project in Yunnan Province, China.  At present, work is concentrating on the Boka 1 Gold Zone where a 100 metre by 50 metre spaced drilling program is in progress.  Five diamond rigs are operating on the Property with an additional two Longyear L90 North American rigs anticipated to start drilling in September.  Ongoing exploration within the 163 square kilometre Project area includes soil sampling, trenching, tunnel sampling, geological mapping and geophysics.  Results from an intensive sampling program at the Boka 7 Lower Zone are being compiled in preparation for a fall drill program.

Results have been received for drillholes B04-36, B04-37, B04-38, B04-39, B04-40, and B04-41.  All holes were drilled at the Boka 1 South Gold Zone with the exception of B04-40, which was drilled at Boka 7.

Assay results for the holes are listed in the following table. For drillhole locations, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B04-36	117.00	150.45	33.45	3.00	Sulphide quartz-carbonate stockworks
including	124.30	138.10	13.80	5.20

	222.80	257.90	35.10	1.40

	287.10	312.70	25.60	1.80
including	287.10	298.30	11.20	2.70

B04-37	16.00	54.00	38.00	4.30	Quartz-carbonate stockworks
including	22.10	31.40	9.30	7.40

B04-38	65.40	117.20	51.80	2.10	Quartz-carbonate stockworks
including	73.40	84.90	11.50	5.30

B04-39	96.90	121.70	24.80	3.20	Quartz-carbonate stockworks

	135.30	158.30	23.00	2.40

B04-40	132.20	164.80	32.60	2.60	Quartz veins
including	132.20	140.30	8.10	4.80

B04-41	235.60	276.40	40.80	1.30	Sulphide quartz-carbonate stockworks
including	252.30	266.50	14.20	2.90

Drilling at Boka 1 South continues to show good continuity of gold mineralization downdip. The majority of the holes drilled are within the southern portion of this gold zone and starting in September drilling will focus on the northern portion of the Boka 1 South Gold Zone and at the Boka 1 North Gold Zone.

The Boka Gold mineralization is hosted by carbonaceous shales within various zones on the Property and associated with quartz-sulphide-carbonate stockworks, quartz veins, massive carbonate replacement zones and massive sulphides.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM-and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN   RESOURCES  CORP.

SECOND  QUARTER   REPORT

F O R   T H E  S I X    M O N T H S    E N D E D  J U N E  3 0 ,  2 0 0 4

Highlights

Boka Gold Project, Yunnan Province, China

Drilling at Boka 1 South Gold Zone continues to

intersect wide zones of gold mineralization.

Boka 7 Lower Zone - sampling of tunnels returns up

to 5 grams per tonne gold over two metres.

Soil survey completed - new anomalies delineated.

Liam Gold-Silver Project, Peru

New gold zones discovered during regional

exploration.

Drilling concentrates on Cerro Quescha gold zones.

Antay Porphyry Copper Project, Peru

Extensive sampling program expands the size of

exposed Sayta Porphyry.

Widespread oxide copper mineralization in quar tzite

breccias.

Induced Polarization survey defines chargeability

anomaly on the Cora Sur Porphyry Zone.

1 Southwestern Resources Corp.

Management's Discussion and Analysis

J U N E   3 0 , 2 0 0 4   A N D  2 0 0 3

Description of Business

Southwestern Resources Corp. (the "Company" or "Southwestern") is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Overview

This Management's Discussion and Analysis, dated as at August 9, 2004, should be read in conjunction with the Management's Discussion and Analysis, audited consolidated annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

On August 1, 2004 following the retirement of George H. Plewes, the Company appointed W. David Black, who has been a director of Southwestern since 2000, as Chairman of the Board of Directors. Mr. Black brings a significant amount of depth and experience as a result of his long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.

The Board of Directors and management is very grateful to George Plewes, as one of the founders of Southwestern, for his contribution to the Company's success through his dedication, insightful guidance and tireless efforts to ensure the financial health of the Company over the past 14 years. Mr. Plewes will continue his relationship with the Company as a financial consultant.

Southwestern Resources Corp. 2

The Company's exploration programs on its three most active projects - the Boka Gold Project in China and the Liam and Antay projects in Peru - all progressed well during the second quarter: the Boka drilling program was expanded to 30,000 metres with five drill rigs testing the Boka 1 South Gold Zone; a drilling program concentrating on the Cerro Quescha gold zones was initiated on the Liam Joint Venture; and an exploration program comprised of rock chip and stream sediment sampling, induced polarization geophysics and mapping was completed at the Company's 100% owned Antay Project.

Boka Gold Project - China

The Company's principal property is the Boka Gold Project in Yunnan Province, China, which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

The Company has earned a 70% interest in the joint venture company which holds the Boka Gold Project by contributing in excess of US$3 million. The Company can earn a 90% interest by contributing a total of $4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province ("Team 209"), the joint venture partner. Team 209 will retain a 10% carried interest.

The cash payment of US$1.7 million to Team 209 was made in January 2004 as a result of which Team 209 ceased its small scale mining operations on Boka 1. As at June 30, 2004, the Company had spent an aggregate of approximately C$8.3 million on the Project including the payment to Team 209.

The main zones of gold mineralization identified to date are Boka 1 North, Boka 1 South and Boka 7. The drilling program, which was expanded to 30,000 metres, has confirmed reasonable continuity of gold mineralization in a semi-stratabound morphology. Mineralization is associated with quartz-carbonate and quartz-carbonate-sulphide stockworks and massive sulphide replacement zones in carbonaceous shales.

To date, a total of 44 holes have been drilled, mainly at the Boka 1 Gold Zone. Five drill rigs are currently testing the Boka 1 South Gold Zone on a roughly 100 metre by 50 metre spacing.

A soil survey on 200 metre by 100 metre centres has been completed on the entire Joint Venture area. Several new soil anomalies have been outlined in addition to those previously delineated at Boka 8 and the Boka 7 Lower Zone. Tunnel sampling at the Boka 7 Lower Zone returned up to 5 grams per tonne gold over two metres. The Boka 7 Lower Zone is a prime target for further exploration.

3 Southwestern Resources Corp.

Liam Project - Peru

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") pursuant to which Newmont is earning a 50% interest in the Company's 100% owned Liam Core Area covering 3,500 hectares, by spending US$5 million over a three year period including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

In addition Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each of the parties is funding 50% of the initial US$5 million of expenditures over a five year period.

The Liam Gold-Silver Project is advancing on schedule and both the Core Area and Regional Area are undergoing intense exploration. In the Core Area, Newmont, as operator, completed detailed sampling programs, geophysics, metallurgical studies and building of infrastructure including a large base camp and roads to Cerro Queshca. All of this work was in preparation for a major drilling program which commenced in the second quarter of 2004. Ground induced polarization geophysical surveys have delineated extensive high resistivity zones over the known Queshca mineralization and also expanded these zones several hundred metres to the west under post mineralizing volcanic cover. The drilling program will test vertical and lateral continuity of high grade gold zones outcropping in the Cerro Queshca Belt. These high grade gold zones occur within vuggy silica breccias and are associated with late stage limonite stringers. The Joint Venture has a permit to drill over 100 holes.

Exploration on the Liam Regional Joint Venture has resulted in the discovery of several new gold zones. A number of these are associated with low sulphidation quartz veins, and in some places, contain high grade gold. Further exploration is proposed to define the extent of these vein systems.

Antay Project - Peru

The Antay Project is comprised of 50,000 hectares of exploration concessions owned 100% by Southwestern. An aggressive exploration program was completed during the last quarter and included collecting 327 rock chip samples, 81 stream sediments, induced polarization geophysics and mapping of alteration. Results of this program have conclusively shown that the Property is underlain by a series of mineralized porphyries and an extensive oxide copper

Southwestern Resources Corp. 4

zone in the overlying quartzites. The largest of the porphyries is Sayta, located in the northern portion of the concessions with an exposed area of 1,000 metres by 500 metres. Sayta is probably much more extensive as it is overlain by quartzites and younger volcanics to the west and east. At Sayta, oxide copper near the contact with the underlying porphyry is common and hosted by breccias or distributed as disseminations along bedding. Sulphides are generally restricted to outcrops in the Livitaca River Valley, the bottom of which is about 400 metres below the copper oxide zone in quartzites. Although assay results in the porphyries are quite variable in places, copper grades can exceed 2% with associated molybdenum and gold.

Antay represents a new porphyry discovery in Peru along the same structural belt controlling the Tintaya skarn/porphyry copper-gold deposits and the Ferrobamba Copper Camp. Presently, all of the data is being interpreted and a decision on drilling is imminent.

The Company also holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at June 30, 2004 was $8.9 million (see note 5, "Investments" in the notes to consolidated financial statements).

Results of Operations

The consolidated loss for the three months and six months ended June 30, 2004 was $4.1 million or $0.10 per share and $15.9 million or $0.39 per share, respectively, reflecting a year to date increase of $9.8 million from the six month period ended June 30, 2003.

The increase is a reflection of stock-based compensation expense amounting to $11.7 million ($11.6 million of which was recorded in the first quarter) recorded as a result of grants totalling 1,654,000 stock options at a weighted-average price of $17.83 to directors, officers, employees and consultants in Canada, China and Peru.

Effective January 1, 2004, the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions (see MD&A section, "Critical Accounting Policies and Estimates").

General and administrative expense increased by approximately $216,000 for the three months and $417,000 for the six months ended June 30, 2004 due to an increase in consulting fees, investor relations and office overhead costs which was partially offset by a small decrease in salaries and legal fees.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense remained relatively unchanged from the previous year during the six months ended June 30, 2004.

5 Southwestern Resources Corp.

During the period ended June 30, 2004, the Company wrote off $3.2 million in resource property expenditures relating to various non-core properties in Peru ($1.5 million) and the Tecka Project in Argentina ($1.7 million). The Company had earned a 45% interest in the Tecka Project but discontinued funding it in early 2003 after conducting an initial exploration program.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange gains recorded in the current quarter and six month period reflects, on average, a weakening of the Canadian dollar since December 31, 2003 in comparison to the first six months of 2003.

Interest and other income of $280,000 and $474,000 for the three and six month periods ended June 30, 2004 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. The increase is attributable to interest earned on higher cash balances resulting from financings completed in late 2003 and early 2004.

During the period ended June 30, 2004, the Company recorded a net gain of $54,000 as its equity in the operations of affiliated companies compared with losses of $1,337,000 during the same period in 2003. The gain resulted from the Company's share of deemed disposition gains recorded by Aurora Platinum Corp. ("Aurora") during the first quarter. The Company also recorded a deemed disposition gain of $537,000 (2003 - nil) as a result of share issuances by Aurora and Superior Diamonds Inc. ("Superior").

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at June 30, 2004 was $54.9 million compared with $23.4 million as at December 31, 2003. The increase of $31.5 million is attributed to net proceeds of $40.3 million from equity financings and the exercise of stock options which was partially offset by resource property and property, plant and equipment expenditures of $6.3 million ($7.4 million on a cash basis), net increase in investments due to share purchases of $0.8 million and operating expenditures of $1.7 million.

In March 2004, the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds.

Southwestern Resources Corp. 6

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. Disclosure relating to common shares and stock options in these interim financial statements is presented on a split basis.

The carrying value of resource properties increased by $2.8 million, reflecting exploration expenditures of $4.8 million incurred in China, mainly on the Boka Gold Project, and $1.2 million in Peru. The expenditures are offset by resource property costs written off relating to projects in Peru and Argentina amounting to $3.2 million.

In March 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share for $560,000 and 137,000 shares of Aurora pursuant to the exercise of 137,000 warrants at a price of $2.50 per share for $342,500.

As a result of equity gains and share purchases, the total carrying value of investments increased by $1.5 million.

With respect to contractual obligations, there are no material changes during the current interim period that are outside the ordinary course of the Company's business.

As at June 30, 2004, there were 42,146,174 common shares and 3,203,000 stock options outstanding. There were no warrants outstanding.

Quarterly Financial Information

F I S C A L Q U A R T E R E N D E D	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003

(All numbers are in thousands except per share amounts)

I N T E R E S T A N D O T H E R I N C O M E	280	194	169	100
N E T L O S S	(4,085)	(11,827)(iii)	(946)	(654)
L O S S P E R S H A R E ( i i i )	(0.10)	(0.30)	(0.02)	(0.02)

F I S C A L Q U A R T E R E N D E D	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002

I N T E R E S T A N D O T H E R I N C O M E	103	73	109	109
N E T L O S S	(3,240)	(2,888)	(9,385)(i)	694(ii)
L O S S P E R S H A R E ( i v )	(0.10)	(0.08)	(0.30)	0.02

(i) Includes the write-off of properties in Peru and Chile ($2,585,000) and an increase in the equity in losses of affiliates, relating primarily to the write-off of Canabrava Diamond Corporation's mineral properties in Brazil ($4,992,000).

(ii) Earnings reflect a gain of $1,171,000 on shares issued by affiliated companies. (iii) Reflects stock-based compensation expense of $11.6 million.

(iv) Fully diluted (loss) earnings per share has not been presented as it is anti-dilutive. The (loss) earnings per share is calculated based on the weighted-average number of shares outstanding on a split basis.

7 Southwestern Resources Corp.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards. Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $684,000 as at December 31, 2003. This was previously disclosed as the pro forma impact on net loss and net loss per share of the fair value based method.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

During the six months ended June 30, 2004, the Company paid a total of $466,635 (June 30, 2003 - $246,712) in consulting and management fees to a director and companies controlled by John Paterson, President and CEO, and Daniel Innes, Vice President, Exploration. The Company received management fees totalling $96,000 (June 30, 2003 - $144,000) from Aurora, Superior and Lake Shore Gold Corp. The basis for the fees was either a monthly or per diem rate.

Southwestern Resources Corp. 8

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

9 Southwestern Resources Corp.

Consolidated Balance Sheets

U N A U D I T E D ($ in thousands)
A S AT	June 30, 2004	December 31, 2003
		(Note 1b)

Assets
C U R R E N T
C A S H A N D C A S H E Q U I VA L E N T S	$53,934	$23,539
E X P L O R A T I O N A D V A N C E S A N D O T H E R R E C E I VA B L E S	1,107	276

	55,041	23,815

P R O P E R T Y, P L A N T A N D E Q U I P M E N T (note 3)	739	392
R E S O U R C E P R O P E R T I E S (note 4)	18,317	15,526
I N V E S T M E N T S (note 5)	6,823	5,331
N O T E R E C E I V A B L E (note 2)	200	200

	$81,120	$45,264

Liabilities
C U R R E N T
A C C O U N T S P A Y A B L E A N D A C C R U E D C H A R G E S	$94	$401

Shareholders' Equity
S H A R E C A P I TA L (note 6)	147,978	107,635
C O N T R I B U T E D S U R P L U S	14,235	2,503
D E F I C I T	(81,187)	(65,275)

	81,026	44,863

	$81,120	$45,264

See accompanying notes to consolidated financial statements

A P P R O V E D     B Y    T H E    B O A R D

J O H N G PAT E R S O N

Southwestern Resources Corp. 10

Consolidated Statements of Loss and Deficit

U N A U D I T E D ($ in thousands)
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Expenses
G E N E R A L A N D A D M I N I S T R AT I V E (note 9)	$778	$562	$1,659	$1,242
D E P R E C I AT I O N	9	11	18	22
F O R E I G N E X C H A N G E	(188)	371	(168)	754
G E N E R A L E X P L O R AT I O N	360	285	685	683
R E S O U R C E P R O P E R T Y C O S T S
W R I T T E N O F F (note 4)	3,159	1,701	3,159	1,906

L O S S B E F O R E U N D E R N O T E D I T E M S	(4,118)	(2,930)	(5,353)	(4,607)

I N T E R E S T A N D O T H E R I N C O M E	280	103	474	176
G A I N O N S H A R E S I S S U E D B Y
A F F I L I AT E D C O M PA N I E S (note 5)	-	-	537	-
G A I N O N S A L E O F I N V E S T M E N T	-	-	108	-
E Q U I T Y I N O P E R AT I O N S O F
A F F I L I AT E D C O M PA N I E S (note 5)	(68)	(53)	54	(1,337)
S T O C K - B A S E D C O M P E N S AT I O N	(179)	(360)	(11,732)	(360)

N E T L O S S F O R T H E P E R I O D	(4,085)	(3,240)	(15,912)	(6,128)

D E F I C I T AT B E G I N N I N G O F P E R I O D	(77,102)	(60,114)	(65,275)	(57,226)

D E F I C I T AT E N D O F P E R I O D	$(81,187)	$(63,354)	$(81,187)	$(63,354)

L O S S P E R S H A R E	$(0.10)	$(0.10)	$(0.39)	$(0.18)

W E I G H T E D - AV E R A G E N U M B E R O F S H A R E S O U T S TA N D I N G
	41,985,514	34,200,634	41,025,866	33,838,452

See accompanying notes to consolidated financial statements

11 Southwestern Resources Corp.

Consolidated Statements of Cash Flows

U N A U D I T E D ($ in thousands)
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Operating Activities
N E T L O S S F O R T H E P E R I OD	$(4,085)	$(3,240)	$(15,912)	$(6,128)
I T E M S N O T I N V O LV I N G C A S H
D E P R E C I AT I O N	9	11	18	22
R E S O U R C E P R O P E R T Y C O S T S W R I T T E N O F F	3,159	1,701	3,159	1,906
G A I N O N S H A R E S I S S U E D B Y A F F I L I AT E D CO M PA N I E S	-	-	(537)	-
E Q U I T Y I N O P E R AT I O N S O F A F F I L I AT E D C O M PA N I E S	68	53	(54)	1,337
S T O C K - B A S E D C O M P E N S AT I O N	179	360	11,732	360
G A I N O N S A L E O F I N V E S T M E N T	-	-	(108)	-

	(670)	(1,115)	(1,702)	(2,503)
C H A N G E I N N O N - C A S H O P E R AT I N G

W O R K I N G C A P I TA L I T E M S :

D E C R E A S E I N E X P L O R AT I O N A D V A N C E S A N D
O T H E R R E C E I VA B L E S	27	11	9	24
D E C R E A S E I N A C C O U N T S P A Y A B L E A N D A C C R U E D C H A R G E S
	(234)	(64)	(66)	(24)

	(877)	(1,168)	(1,759)	(2,503)

Investing Activities
R E S O U R C E P R O P E R T Y E X P E N D I T U R E S	(2,898)	(895)	(6,998)	(2,001)
A D D I T I O N S T O P R O P E R T Y, P L A N T A N D E Q U I P M E N T	(117)	(5)	(437)	(56)
S A L E O F I N V E S T M E N T	-	-	149	-
I N C R E A S E I N I N V E S T M E N T S	-	-	(903)	-

	(3,015)	(900)	(8,189)	(2,057)

Financing Activity
S H A R E S I S S U E D	631	374	40,343	4,699

	631	374	40,343	4,699

( D E C R E A S E ) I N C R E A S E I N C A S H A N D C A S H
E Q U I VA L E N T S D U R I N G T H E P E R I O D	(3,261)	(1,694)	30,395	139
C A S H A N D C A S H E Q U I VA L E N T S A T B E G I N N I NG
O F P E R I O D	57,195	6,634	23,539	4,801

C A S H A N D C A S H E Q U I VA L E N T S AT E N D O F P E R I O D	$53,934	$4,940	$53,934	$4,940

C A S H A N D C A S H E Q U I VA L E N T S C O N S I S T O F
C A S H	$33,936	$710	$33,936	$710
S H O R T - T E R M I N V E S T M E N T S	19,998	4,230	19,998	4,230

C A S H A N D C A S H E Q U I VA L E N T S AT E N D O F P E R I O D	$53,934	$4,940	$53,934	$4,940

See accompanying notes to consolidated financial statements

Southwester n Resources Corp. 12

     Notes to Consolidated Financial Statements

J U N E   3 0 ,   2 0 0 4    A N D   2 0 0 3

(All tabular dollar amounts are in thousands of dollars)

1. Significant Accounting Policies a) These consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 1b. These financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870 in respect of stock-based compensation, was $684,000 as at December 31, 2003. The deficit at January 1, 2004 was also increased by $684,000 as a result of this accounting change.

2. Note Receivable

As at June 30, 2004, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common in which the Company has an equity investment, in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest of $8,000 has been accrued to date. In March 2004, the expiry date of the note was extended from January 15, 2005 and the rate of interest was changed from 7%.

13 Southwestern Resources Corp.

3. Property, Plant and Equipment

			June 30, 2004	December 31, 2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
O F F I C E A N D O T H E R E Q U I P M E N T	$679	$529	$150	$136
C O M P U T E R E Q U I P M E N T	744	580	164	120
V E H I C L E S	892	467	425	136

	$2,315	$1,576	$739	$392

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $71,872 (June 30, 2003 - $36,018) for the six months ended June 30, 2004.

4. Resource Properties

a)

	June 30,2004	December 31, 2003

Peru
P O R A C O TA	$4,265	$4,265
L I A M	2,830	2,566
B A M B A S W E S T	686	676
P U N O	-	561
A N TAY	362	-
O T H E R	1,520	1,903

T O TA L P E R U	9,663	9,971

China
B O K A	8,257	3,760
O T H E R	397	107

T O TA L C H I N A	8,654	3,867
A R G E N T I N A / T E C K A	-	1,688
T O TA L	$18,317	$15,526

b) For the six months ended June 30, 2004, the significant expenditures were as follows:

	Boka	Antay	Other	Total

B A L A N C E , B E G I N N I N G O F P E R I O D	$3,760	$-	$11,766	$15,526

P R O P E R T Y A C Q U I S I T I O N A N D
M A I N T E N A N C E	2,214	240	246	2,700
A N A LY T I C A L	91	12	27	130
G E O L O G Y	394	70	567	1,031
D R I L L I N G	1,484	-	22	1,506
R E S E A R C H	30	22	49	101
P R O J E C T A D M I N I S T R AT I O N	284	18	180	482
P R O P E R T Y C O S T S W R I T T E N O F F	-	-	(3,159)	(3,159)

B A L A N C E , E N D O F P E R I O D	$8,257	$362	$9,698	$18,317

Southwestern Resources Corp. 14

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total

B A L A N C E , B E G I N N I N G O F Y E A R	$469	$968	$10,804	$12,241

P R O P E R T Y A C Q U I S I T I O N A N D
M A I N T E N A N C E	4	113	(68)	49
A N A LY T I C A L	215	124	37	376
G E O L O G Y	658	494	172	1,324
D R I L L I N G	1,684	679	118	2,481
R E S E A R C H	8	88	39	135
P R O J E C T A D M I N I S T R AT I O N	722	100	4	826
P R O P E R T Y C O S T S W R I T T E N O F F	-	-	(1,906)	(1,906)

B A L A N C E , E N D O F Y E A R	$3,760	$2,566	$9,200	$15,526

During the six month period ended June 30, 2004, the Company wrote off $3,159,000 (June 30, 2003 - $1,906,000) in resource property cost expenditures of which $1,471,000 related to miscellaneous properties in Peru and $1,688,000 related to the Tecka Project in Argentina.

5. Investments

a)

			June 30, 2004
	Ownership	Carrying	Quoted Market
	%	Value	Value

Significantly influenced affiliates

A U R O R A P L AT I N U M C O R P. S U P E R I O R D I A M O N D S I N C .	15.8	$5,427	$4,601
	15.2	109	1,084

		5,536	5,685

Other

M A X Y G O L D C O R P.	11.6	970	2,095
J I N S H A N G O L D M I N E S I N C . *	2.2	317	1,078

		$6,823	$8,858

			December 31, 2003
	Ownership	Carrying	Quoted Market
	%	Value	Value

Significantly influenced affiliates

A U R O R A P L AT I N U M C O R P.	16.0	$4,599	$9,922
S U P E R I O R D I A M O N D S I N C .	16.2	5	3,051

		4,604	12,973

Other

M A X Y G O L D C O R P.	6.4	410	4,164
J I N S H A N G O L D M I N E S I N C . *	2.2	317	3,235

		$5,331	$20,372

*Pacific Minerals Inc. changed its name during the first quarter of 2004 to Jinshan Gold Mines Inc.

15  Southwestern Resources Corp.

b)

	Six months ended June 30, 2004		Six months ended June 30, 2003

	Gain on Shares	Equity in Operations	Gain on Shares	Equity in Operations
	Issued by Affiliated	of Affiliated	Issued by Affiliated	of Affiliated
	Companies (i)	Companies (ii)	Companies (i)	Companies (ii)
AURORA PLATINUM CORP.	$ 385	$ 102	$ -	$ (58)
SUPERIOR DIAMONDS INC.	152	(48)	-	(1,279)

	$ 537	$ 54	$ -	$ (1,337)

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company.

In January 2004, the Company exercised 137,000 warrants of Aurora Platinum Corp. ("Aurora") at $2.50 for a total cost of $342,500.

In March 2004, the Company exercised 1.4 million warrants of Maxy Gold Corp. at $0.40 for a total cost of $560,000.

During the first quarter of 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000 (December 31, 2003 - $41,000). The Company received total proceeds of $149,000 for the sale of all of its shares.

6. Share Capital a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

	For the six months ended June 30, 2004		For the year ended December 31, 2003

	Number of Shares		Number of Shares
	Outstanding		Outstanding
	(thousands)	Amount	(thousands)	Amount
B E G I N N I N G O F P E R I O D	19,561	$107,635	15,890	$80,879
P U B L I C O F F E R I N G	1,150	38,523	1,532	14,206
P R I VAT E P L A C E M E N T	-	-	450	6,750
WA R R A N T S E X E R C I S E D	-	-	1,106	4,148
O P T I O N S E X E R C I S E D	362	1,820	583	2,942
S H A R E S C A N C E L L E D	-	-	-	(1,290)

	21,073	$147,978	19,561	$107,635
S T O C K S P L I T 2 : 1	21,073	-	19,561	-

E N D O F P E R I O D	42,146	$147,978	39,122	$107,635

Southwestern Resources Corp. 16

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. All share and per share numbers reflect this change.

c) Stock Options

Under the Company's stock option plan there were 3,203,000 options outstanding at June 30, 2004 with a weighted-average price of $10.15.

	For the six months ended June 30, 2004		For the year ended December 31, 2003

		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Shares	Exercise	Shares	Exercise
	(thousands)	Price	(thousands)	Price
O U T S TA N D I N G AT B E G I N N I N G O F P E R I O D	$ 2,274	$ 2.13	$ 3,258	$ 2.09
G R A N T E D	1,654	17.83	182	5.46
E X E R C I S E D	(725)	2.51	(1,166)	2.53

O U T S TA N D I N G AT E N D O F P E R I O D	$ 3,203	$ 10.15	$ 2,274	$ 2.13

d) Stock-based Compensation

As a result of 1,654,000 stock options granted during the six month period ended June 30, 2004, the Company recognized $11,732,000 (June 30, 2003 - $360,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A weighted-average grant-date fair value of $7.12 (June 30, 2003 - $3.23) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 47% (June 30, 2003 - 98%); risk free interest rate of 5% (June 30, 2003 - 5%); and expected life of 3.5 years (June 30, 2003 - 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make any payments for such transactions.

7. Related Party Transactions

During the six month period ended June 30, 2004, the Company paid remuneration to a director and to companies controlled by directors in the amount of $466,635 (June 30, 2003 -$246,712). The Company received management fees, which are recorded as other income, totalling $96,000 (June 30, 2003 - $144,000) from Aurora, Superior and Lake Shore Gold Corp. There is also an amount of $9,424 (December 31, 2003 - $11,144) due to Southwestern from the above mentioned companies at June 30, 2004.

17  Southwestern Resources Corp.

8. Segmented Information Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only sources of revenue for the six month period ended June 30, 2004 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations.

	June 30, 2004	December 31, 2003

P E R U	$10,012	$10,175
C A N A D A	7,158	5,679
C H I N A	8,909	3,907
A R G E N T I N A	-	1,688

	$26,079	$21,449

9. General and Administrative

	Six months ended June 30, 2004	Six months ended June 30, 2003

C O N S U LT I N G	$489		$264
I N V E S T O R R E L AT I O N S	284		145
O F F I C E	339		273
L E G A L A N D A C C O U N T I N G	127		115
T R AV E L	109		99
S A L A R I E S A N D B E N E F I T S	311		346

T O TA L	$1,659		$1,242

Southwestern Resources Corp. 18

S O U T H W E S T E R N

R E S O U R C E S    C O R P.

PO Box 10102

Suite 1650

701 West Georgia Street

Vancouver, BC

Canada V7Y 1C6

Telephone 604 669 2525

Fax 604 688 5175 www.swgold.com

info@swgold.com